                                                                       EXHIBIT 2

                             SHAREHOLDERS AGREEMENT

            This SHAREHOLDERS AGREEMENT, dated as of June 15, 2004 (this "Agreement"), by and among Daniel B. Fitzpatrick, Gerald O. Fitzpatrick, James
K. Fitzpatrick, Ezra H. Friedlander and John C. Firth (each a "Shareholder" and together, the "Shareholder Group").

                                   WITNESSETH:

            WHEREAS, the Shareholder Group, together with certain controlled entities, collectively owns 5,181,751 shares of common stock, no par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"), representing 44.7% of the outstanding shares of Common Stock, plus exercisable options to purchase 216,002 shares of Common Stock;

            WHEREAS, the Shareholder Group proposes to enter into a transaction with the Company to be structured as a merger (the "Merger") of an entity to be newly formed by the Shareholder Group ("Merger Corp.") with and into the Company, with the Company being the surviving corporation pursuant to which (i) the Company's public shareholders would receive cash in exchange for their shares of Common Stock and (ii) the members of the Shareholder Group would maintain their equity investment in the Company (the "Proposal"), such Proposal to be on substantially the terms and conditions set forth in the proposal letter attached hereto as Exhibit A (the "Proposal Letter"); and

            WHEREAS, the members of the Shareholder Group are entering into this Agreement to facilitate the implementation of the Proposal;

            NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Joint Filing of Schedule 13D. Each Shareholder will cooperate in the filing of a joint Schedule 13D with the Securities and Exchange Commission under the Securities Exchange Act of 1934 which will describe the provisions of the Proposal and this Agreement, and to that end, will enter into a joint filing agreement with respect to such Schedule 13D and any necessary amendments thereto.

            2. Actions with Respect to Merger Corp. Each Shareholder will use his respective reasonable best efforts and cooperate with each other with respect to the structuring, financing and implementation of the Proposal. To that end, the Shareholder Group will form Merger Corp. as their vehicle for carrying out the Proposal. Each Shareholder will contribute to Merger Corp. all of his right, title and interest in the Common Stock, free and clear of any lien, in exchange for a proportionate number of shares of common stock of Merger Corp. In the Merger, the outstanding shares of common stock of Merger Corp. will be exchanged for an equal number of shares of new common stock of the Company.

            3. Voting Agreement. Following approval by the Board of Directors of the Company (the "Board") of the Merger and the agreement and plan of merger by and between Merger Corp. and the Company (the "Merger Agreement"), each Shareholder will cause his shares of Common Stock to be voted at a meeting of the shareholders of the Company in favor of the Merger and the Merger Agreement. Each Shareholder will also vote his shares of Common Stock against any other proposal submitted to the shareholders of the Company which would be inconsistent with the terms of this Agreement or the effectuation of the Proposal.

            4. Permission to Disclose; Publicity. Each Shareholder agrees that the Company and the Shareholder Group may publish and disclose in any documents filed with any governmental or regulatory authority in connection with any of the transactions contemplated by this Agreement, including in any Schedule 14A,
Schedule 14C, Schedule 13E-3 or Form 8-K filed in connection with the Proposal or any of the other transactions contemplated by this Agreement, his identity and ownership of Common Stock and the nature of his commitments, arrangements and undertakings contained in this Agreement.

            5. Other Representations, Warranties and Covenants. Each Shareholder (severally and not jointly) hereby represents and warrants to and covenants to each other Shareholder as follows:

            5.1 Power; Binding Agreement. Such Shareholder has the power and authority to enter into and perform all of such Shareholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Shareholder does not and will not violate any other agreement to which such Shareholder is a party including, without limitation, any voting agreement, shareholder agreement or voting trust. This Agreement constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms.

            5.2 Ownership of Stock. Such Shareholder is and at all times through the closing of the Merger will be the owner, beneficially and of record, of the number of shares of Common Stock set forth on Exhibit B hereto, free and clear of any lien, and will transfer to Merger Corp. good and valid title to such Common Stock free and clear of any lien.

                  5.3 No Conflicts. None of the execution and delivery of this Agreement by the Shareholder, the consummation by such Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof shall (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Shareholder or any of such Shareholder's properties or assets.

            5.4 Restriction on Transfers and Proxies and Non-Interference. Such Shareholder shall not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any shares of Common Stock or any interest therein, except to another member of the Shareholder Group or pursuant to their respective wills or the laws of descent and distribution; (ii) grant any proxies or powers of attorney, deposit any shares of Common Stock into a voting trust or enter into a voting agreement with respect to any shares of Common Stock that would be inconsistent with this Agreement; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of such Shareholder's obligations under this Agreement or in any of such Shareholder's respective capacities as a shareholder of the Company.

            5.5 Waiver of Appraisal Rights. Such Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that he may have.

            6. Termination. This Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, upon the earlier of (i) the decision of Daniel B. Fitzpatrick to disband the Shareholder Group; (ii) the date 12 months following the date of this Agreement; (iii) the formal rejection of the Proposal by the Board or any committee of the Board formed to evaluate and negotiate the Proposal and a refusal by the Board or such committee to continue negotiations with the Shareholder Group; (iv) the termination of the Merger Agreement in accordance with its terms; or (v) the date upon which the Merger becomes effective.

            7. Miscellaneous.

            7.1 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among any of the parties with respect to the subject matter hereof.

            7.2 Expenses. The parties hereto agree that, whether or not the transactions contemplated hereby are consummated, each Shareholder will pay such Shareholder's own costs and expenses (including the fees and expenses of legal counsel, financial advisors and other experts) incurred in connection with the negotiation, execution and delivery of this Agreement and the performance of its terms, including in connection with the evaluation, negotiation, documentation and effectuation of the Proposal; provided, however, that (i) the costs and expenses incurred with respect to the engagement of any advisors by the Shareholder Group and (ii) any commitment and other similar fees and expenses paid to potential sources of financing for the Proposal will be shared equally by the Shareholder Group to the extent not paid or reimbursed by the Company.

            7.3 Assignment. This Agreement shall not be assigned by any Shareholder without the prior written consent of the other parties hereto and no rights, or any direct or indirect interest herein, shall be transferable hereunder without the prior written consent of the other parties hereto.

            7.4 Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties to be bound thereby.

            7.5 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given if delivered personally or by facsimile transmission or mail (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

                  If to Daniel B. Fitzpatrick:

                  4220 Edison Lakes Parkway
                  Mishawaka, Indiana 46545
                  Facsimile No.: (574) 243-4377

                  If to Gerald O. Fitzpatrick:

                  4220 Edison Lakes Parkway
                  Mishawaka, Indiana 46545
                  Facsimile No.: (574) 243-4377

                  If to James K. Fitzpatrick:

                  4220 Edison Lakes Parkway
                  Mishawaka, Indiana 46545
                  Facsimile No.: (574) 243-4377

                  If to Ezra H. Friedlander:

                  State House of Indiana
                  200 W. Washington, Room 416
                  Indianapolis, Indiana 47204

                  If to John C. Firth:

                  4220 Edison Lakes Parkway
                  Mishawaka, Indiana 46545
                  Facsimile No.: (574) 243-4377

                  in each case, with a copy to:

                  Milbank, Tweed, Hadley & McCloy LLP
                  One Chase Manhattan Plaza
                  New York, NY  10005
                  Facsimile No.: (212) 530-5219
                  Attention: Robert S. Reder, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

            7.6 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

            7.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

            7.8 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

            7.9 No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder or thereunder, and any custom or practice of the parties at variance with the terms hereof or thereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

            7.10 No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

            7.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without giving effect to the principles of conflicts of law thereof.

            7.12 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

            7.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

            IN WITNESS WHEREOF, this Agreement has been signed by each party hereto as of the date first above written.

                                        /s/ Daniel B. Fitzpatrick
                                        -------------------------
                                        Daniel B. Fitzpatrick

                                        /s/ Gerald O. Fitzpatrick
                                        -------------------------
                                        Gerald O. Fitzpatrick

                                        /s/ James K. Fitzpatrick
                                        ------------------------
                                        James K. Fitzpatrick

                                        /s/ Ezra H. Friedlander
                                        -----------------------
                                        Ezra H. Friedlander

                                        /s/ John C. Firth
                                        -----------------
                                        John C. Firth

                                                                       EXHIBIT A

                                 PROPOSAL LETTER

                              Daniel B. Fitzpatrick
                            4220 Edison Lakes Parkway
                            Mishawaka, Indiana 46545

                                          June 15, 2004

Board of Directors
Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana 46545

Gentlemen:

            I am pleased to present to the Board of Directors this proposal for a transaction in which the public shareholders of the Company will have the opportunity to receive a cash payment representing an attractive premium to current market value in exchange for their shares of common stock (the "Proposal"). To that end, I have assembled a group of Company shareholders consisting of Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, John C. Firth and myself and certain of our controlled entities (collectively, the "Shareholder Group") who together own 44.7% of the outstanding shares (and 45.7% including their stock options). While the members of the Shareholder Group are prepared to acquire the Company as contemplated by the Proposal, we are not interested in selling our stake to a third party, whether in connection with a sale of the Company or otherwise. We also anticipate that other members of the Company's management may join the Shareholder Group prior to consummation of the transaction.

            The proposed transaction would be effected by means of a merger of a newly-formed entity into the Company, with the Company surviving as a privately-held corporation (the "Merger"). In the Merger, the Company's public shareholders would receive $2.75 in cash in exchange for each of their shares, while members of the Shareholder Group would retain their equity interests in the Company. The Proposal represents a 23% premium over the closing price of the common stock on June 14, 2004 and, as such, offers the Company's shareholders full and fair value. It is our present intention, following the Merger, to maintain the status of the Company as an independent multi-concept restaurant operator, to continue to cause the principal operations of the Company to be centered in Mishawaka, Indiana, and to keep the Company's business organization substantially intact.

            We believe that the Proposal presents an excellent opportunity for the Company's shareholders to realize a premium for their shares at a fair price while allowing management to focus on the implementation of important strategic goals without having also to address the burdens and costs of being a public company. These costs have significantly increased with the passage of the Sarbanes-Oxley Act and the related regulations promulgated by the Securities and Exchange Commission and Nasdaq and, in fact, compliance will become even more expensive and burdensome with the approaching phase-in of new rules relating to internal control procedures. All this is compounded by the fact that the Company's stock suffers from minimal public float and trading volume, a lack of research coverage by analysts and the negative perception associated with being a restaurant franchisee. Therefore, this is an opportune time for the public shareholders to cash out their shares and the Company to be relieved of the burdens of being a public corporation.

            We are prepared to commence negotiations immediately with respect to a binding, definitive agreement to effectuate the Merger. To assist us, the Shareholder Group has retained Bank of America Securities as our financial advisor and Milbank, Tweed, Hadley & McCloy LLP as our special corporate counsel. As is customary for a transaction of this nature, the Proposal is subject to the availability of the necessary financing at closing. The Company's current bank group has provided us with written commitments for funding, copies of which are attached to this letter, both to finance the Merger and to refinance the Company's existing bank debt. This financing will be subject only to normal closing conditions. In addition, the Shareholder Group has agreed with the bank group to contribute $5 million in the form of subordinated debt and/or equity to the financing of the Merger. The Company's existing mortgage financing would remain in place as it does not accelerate upon a purchase of the Company by me.

            The Merger is subject to the approval of the Board and the shareholders. We assume that if the Board decides to pursue the proposed transaction, it will establish a special committee of independent directors for the purpose of negotiating the Merger with the Shareholder Group and presenting its recommendations to the full Board. We also assume that the committee will retain an independent investment banking firm to render a fairness opinion with respect to the price to be paid to the public shareholders in the Merger. The Proposal is also subject to compliance with any applicable federal and state regulatory requirements as well as to obtaining approvals from the Company's franchisors. We do not anticipate that satisfaction of these regulatory requirements or obtaining any of these approvals will interfere with or unreasonably delay consummation of the Merger.

            The Proposal remains subject to the negotiation and execution of a definitive Merger agreement and creates no rights in favor of the Company or any member of the Shareholder Group with respect to the Proposal or the Merger. A binding commitment with respect to the Proposal and the Merger will result only from execution of a definitive agreement, subject to the conditions expressed therein. We are submitting the Proposal on the basis and with the expectation that a meeting of the Board to give initial consideration to the Proposal will be held as soon as reasonably practicable and that we will receive an indication whether or not the Board is prepared to proceed with a good faith consideration of the Proposal immediately following that meeting.

            We expect that the Company will issue a press release with respect to the Proposal. As you can appreciate, the representatives of the Shareholder Group should be given an opportunity in advance to review and comment on such press release and any related public filings. Similarly, the members of the Shareholder Group will be filing a Schedule 13D with the SEC with respect to the Proposal and the proposed Merger and the arrangements they have entered into with respect thereto.

            If you wish to discuss any aspect of the Proposal or this letter further, please feel free to contact the undersigned. I can arrange for appropriate representatives of the Shareholder Group to appear before the Board or a special committee of the Board to discuss the Proposal in greater detail.

            The Shareholder Group believes that our Proposal is in the best interests of the Company and will be attractive to the Company's public shareholders. It is our view that providing a premium to our public shareholders and operating the Company as a private enterprise is the best alternative for all concerned.

            Thank you in advance for your consideration of this letter and our Proposal. We look forward to hearing from you shortly.

                                        Very truly yours,

                                        /s/ Daniel B. Fitzpatrick

                                        Daniel B. Fitzpatrick

                                [JPMORGAN LOGO]

                        Senior Secured Credit Facilities
                                Commitment Letter


                                                                   June 10, 2004


Daniel B. Fitzpatrick
c/o Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana 46545


Dear Mr. Fitzpatrick:

         You have requested that J.P. Morgan Securities Inc., hereinafter referred to as "JPMorgan" agree to structure, arrange and syndicate senior secured credit facilities in an aggregate principal amount of up to $50,000,000 (the "Facilities"), consisting of a revolving credit facility of up to $20,000,000 (the "Revolver") and a term loan facility of up to $30,000,000 (the "Term Loan") for a company to be formed by you, certain members of management of Quality Dining, Inc. and others (the "Borrower"), and that JPMorgan Chase Bank ("JPMCB"), commit to provide a portion of the Facilities and to serve as administrative agent ("Administrative Agent") for the Facilities.

         JPMorgan is pleased to advise you that it is willing to act as exclusive advisor, lead arranger, and bookrunner for the Facilities.

         Furthermore, JPMCB is pleased to advise you of (a) its commitment to provide up to $12,500,000 of the Facilities, and (b) its agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by JPMorgan and JPMCB in consultation with you, to provide the balance of the necessary commitments for the Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). It is a condition to JPMCB's commitment hereunder that the portion of the Facilities not being provided by JPMCB shall be provided by the other Lenders referred to below.

         It is agreed that JPMCB will act as the sole and exclusive Administrative Agent, and that JPMorgan will act as the sole and exclusive advisor, lead arranger, and bookrunner (in such capacity, the "Arranger"), for the Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree, except that Bank of America shall be "Syndication Agent" and National City Bank shall be "Documentation Agent."

         We intend to syndicate the Facilities (including, in our discretion, all or part of JPMCB's commitment hereunder) to a group of financial institutions (together with JPMCB, the "Lenders") identified by us in consultation with you. JPMorgan intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist JPMorgan in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships,
(b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to

Quality Dining, Inc.
June 10, 2004
Page 2


be used in connection with the syndication and (d) the hosting, with JPMorgan, of one or more meetings of prospective Lenders.

         As the Arranger, JPMorgan will manage all aspects of the syndication, including, in consultation with you, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Arranger, JPMorgan will have no responsibility other than to arrange the syndication. To assist JPMorgan in its syndication efforts, you agree promptly to prepare and provide to JPMorgan and JPMCB all information with respect to the Borrower and the transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to JPMCB or JPMorgan by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to JPMCB or JPMorgan by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facilities we may use and rely on the Information and Projections without independent verification thereof.

         As consideration for JPMCB's commitment hereunder and JPMorgan's agreement to perform the services described herein, you agree to pay to JPMCB the nonrefundable fees set forth in the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").

         JPMCB's commitment hereunder and JPMorgan's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower or of Quality Dining, Inc. ("QDI") and its subsidiaries, taken as a whole, (b) our completion of and satisfaction in all respects with a due diligence investigation of the Borrower and of QDI and its subsidiaries, (c) our not becoming aware after the date hereof of any information or other matter affecting the Borrower, QDI or its subsidiaries or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially impair the syndication of the Facilities, (e) our satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof, except as contemplated by the Term Sheet, (f) the negotiation, execution and delivery on or before November 30, 2004 of definitive documentation with respect to the Facilities satisfactory to JPMCB and its counsel and (g) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of JPMCB's commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of JPMCB, JPMorgan and the Borrower.

         You agree to indemnify and hold harmless JPMCB, JPMorgan, their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of such indemnified person. YOU AGREE THAT

Quality Dining, Inc.
June 10, 2004
Page 3


THE INDEMNITY CONTAINED IN THE PRECEDING SENTENCE EXTENDS TO AND IS INTENDED TO COVER LOSSES AND RELATED EXPENSES ARISING OUT OF THE ORDINARY, SOLE OR CONTRIBUTORY NEGLIGENCE OF ANY INDEMNIFIED PERSON. You also agree to reimburse JPMCB, JPMorgan and their affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facilities.

         This Commitment Letter shall not be assignable by you without the prior written consent of JPMCB and JPMorgan (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, JPMCB and JPMorgan. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of Texas.

         You acknowledge that JPMCB, JPMorgan and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Transaction and otherwise. JPMCB and JPMorgan agree on behalf of themselves and their affiliates that they will not use confidential information obtained from you by virtue of the Transaction or its other relationships with you in connection with the performance by JPMCB or JPMorgan of services for other companies, and JPMCB and JPMorgan will not furnish any such information to other companies. You also acknowledge that JPMCB and JPMorgan have no obligation to use in connection with the Transaction, or to furnish to you, confidential information obtained from other companies.

         This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers or their advisors, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

         The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMCB's commitment hereunder.

         In order to enable JPMorgan and JPMCB to bring relevant expertise to bear on their engagements under this agreement from among their global affiliates, you agrees that JPMorgan and JPMCB may perform the services contemplated hereby in conjunction with their affiliates, and that any JPMorgan or JPMCB affiliates performing services hereunder shall be entitled to the benefits and subject to the terms of this agreement.

         THIS COMMITMENT LETTER, THE ATTACHED TERM SHEET, THE FEE LETTER AND ALL EXHIBITS, SCHEDULES AND OTHER ATTACHMENTS HERETO AND THERETO CONSTITUTE A

Quality Dining, Inc.
June 10, 2004
Page 4




"LOAN AGREEMENT" FOR PURPOSES OF SECTION 26.02 OF THE TEXAS BUSINESS AND COMMERCE CODE AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

         If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., Houston time, on June 11, 2004. JPMCB's commitment and JPMorgan's agreements herein will expire at such time in the event JPMCB has not received such executed counterparts in accordance with the immediately preceding sentence.

         JPMCB and JPMorgan are pleased to have been given the opportunity to assist you in connection with this important financing.

                                Very truly yours,

                                JPMORGAN CHASE BANK

                                By:
                                       -------------------------------
                                Name:
                                Title:


                                J.P. MORGAN SECURITIES INC.

                                By:
                                       -------------------------------
                                Name:  Keith Winzenried
                                Title: Managing Director


Accepted and agreed to as of
the date first written above by:



By:
      ---------------------------------------
Name: Daniel B. Fitzpatrick

                                    EXHIBIT A
                         SUMMARY OF TERMS AND CONDITIONS
                                  JUNE 10, 2004

CAPITALIZED TERMS NOT DEFINED HEREIN SHALL BE DEFINED ACCORDING TO THE FOURTH AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT DATED MAY 30, 2002 BY AND AMONG QUALITY DINING, INC. AND GAGHC, INC., AS BORROWERS, JP MORGAN, AS ADMINISTRATIVE AGENT, AND THE BANKS PARTY THERETO (THE "QDI CREDIT AGREEMENT").

FACILITIES:       A. $ 20,000,000 Revolving Credit Facility ("Revolver").
                  B. $ 30,000,000 Term Loan ("Term Loan", together the
                  "Facilities").

BORROWER:         A COMPANY TO BE FORMED BY DANIEL B. FITZPATRICK, CERTAIN
                  MEMBERS OF MANAGEMENT OF Quality Dining, Inc. and others
                  ("NEWCO") and after the consummation of the Subject
                  Acquisition, Quality Dining, Inc. ("QDI")

GUARANTORS:       UPON CONSUMMATION OF THE SUBJECT ACQUISITION (AS DEFINED
                  BELOW), All current and future wholly-owned subsidiaries of QDI, except for wholly-owned subsidiaries of QDI which in aggregate have assets of less than $500,000.

                  Personal guaranty of Daniel B. Fitzpatrick. The guaranty will be released when the Senior Leverage Ratio is less than 3.50x for two consecutive quarters and the Senior Leverage covenant upon release of the guaranty is no higher than 4.00x.

BOOK MANAGER &
LEAD ARRANGER:    J.P. Morgan Securities Inc. ("JPMorgan").

AGENT: JPMorgan Chase Bank ("JPMCB") as Administrative Agent for a syndicate of lenders (the "Lenders"). Subject to the conditions outlined herein, JPMC will commit up to $12,500,000 of the Facilities and to arrange the remaining portion from lenders acceptable to the Borrower, JPMCB and JPMorgan on a best efforts basis.

PURPOSE: Up to $14,000,000 may be used to fund a portion of the purchase price paid to acquire QDI, through an acquisition of stock and/or a merger (the "Subject Acquisition"). Upon consummation of the Subject Acquisition, the facilities will also be used to repay existing debt under QDI's existing $60,000,000 Revolver and for general corporate purposes. The Revolver may be used for standby letters of credit in an aggregate amount not to exceed $6,000,000.

MATURITY:         A. November 1, 2009.
                  B. November 1, 2009.

SCHEDULED
AMORTIZATION:     A. Subject to compliance with the terms of the Facility, the
                     Borrower may borrow, repay and reborrow at any time prior to Maturity. The full balance will be due at Maturity.

B.       Equal quarterly payments based on annual amortization amounts of:

                        FISCAL YEAR             AMOUNT ($)
                            2005               5,000,000
                            2006               5,000,000
                            2007               5,000,000
                            2008               5,000,000
                            2009               5,000,000
                          Maturity             5,000,000

INTEREST RATE
AND UNUSED FEES:  At the Borrower's option: (i) the Base Rate (greater of (a)
                  Agent's Prime Rate or (b) the federal funds rate plus 1/2%) plus the Base Rate Margin, or (ii) the LIBOR Rate for selected interest periods of one, two, three, or six months plus the LIBOR Margin. The Base Rate and LIBOR Margins will be determined by the ratio of Funded Senior Debt to Pro Forma Consolidated Cash Flow as shown in the table below.

                                                                               UNUSED
                    SENIOR LEVERAGE        BASE RATE         LIBOR            COMMITMENT
                         RATIO               MARGIN          MARGIN             FEES
                       x > 4.25               2.00%           3.75%             0.500%
                         -
                       x > 4.00               1.75%           3.50%             0.500%
                         -
                       x > 3.75               1.50%           3.25%             0.500%
                         -
                       x > 3.50               1.25%           3.00%             0.500%
                         -
                       x > 3.00               1.00%           2.75%             0.500%
                         -
                       x > 2.50               0.50%           2.25%             0.500%
                         -
                       x > 2.00               0.25%           2.00%             0.375%
                         -
                       2.00 < x               0.00%           1.75%             0.375%


SECURITY:         The Facilities will be secured by a first priority, perfected security interest in (i) all existing and acquired collateral including, but not limited to, substantially all of the personal property of the Borrower and its subsidiaries and the stock of subsidiaries, except where prohibited by contractual obligations (e.g., stock of Bravokilo and Bravogrand cannot be pledged as a result of a prohibition in the Franchise
                  Agreement with Burger King) and except for subsidiaries with an aggregate value of less than $500,000, and (ii) all currently unencumbered and all new restaurant properties and associated assets. Borrower will obtain, for the benefit of the Banks, Intercreditor Agreements substantially similar to the existing Intercreditor Agreement among the Borrower, the Lenders and Burger King Corporation, the existing Consent to
                  Collateral Agreement among the Borrower, the Lenders and Brinker International, and the existing Intercreditor
                  Agreements with mortgage lenders currently in effect for the benefit of the lenders to QDI. A summary of the collateral is shown in Exhibit I.

CONDITIONS
PRECEDENT:        Usual and customary for transactions of this nature including, but not limited to the following:

                  - Issuance of Subordinated Debt ("Subordinated Debt") and/or equity, on terms acceptable to JPMorgan and JPMCB, by Newco in a minimum amount of $5,000,000. The Subordinated Debt will have a maturity no earlier than May 1, 2010. There shall be no cash interest payment made on the Subordinated Debt until the Senior Leverage Ratio is less than 3.50x for two consecutive quarters, and no default would be created by such payment. There shall be no scheduled amortization or voluntary prepayments on the Subordinated Debt. There shall be no security pledged by the Borrower to the Subordinated Debt holder, and there shall be no action taken by the holder with regard to acceleration or foreclosure rights until the full repayment of the Facilities.

                  -  Maximum Senior Leverage Ratio at closing of 4.00x,

                  - Minimum Pro Forma Consolidated Cash Flow at closing of $23,200,000 for the trailing twelve months,

                  - Documentation in respect of the Subject Acquisition and the Facilities in form and substance satisfactory to the Agent,

                  -  Payment by the Borrower of all fees and expenses,

                  -  Receipt of notice of borrowing,

                  -  Representations and warranties are true and correct,

                  - No default, event of default or material adverse occurrence shall have occurred and be continuing, and

                  - The making of the advances by the Lenders shall not be in violation of any law, regulation, or similar provision of any court or governmental authority.

REPRESENTATIONS &
WARRANTIES:       Substantially the same as in the QDI Credit Agreement
                  including, but not limited to the following:

                  - Organization of Borrowers, good standing, qualification, licenses and permits, and etc.

                  -  Due authorization, no conflicts, and etc.,

                  - Subsidiaries, qualification, ownership, licenses and permits, and etc.

                  -  Validity of documentation,

                  -  Financial statements of Borrower and Guarantors,

                  -  Litigation, judgments, and etc.,

                  -  Compliance with law,

                  -  ERISA compliance,

                  -  Title to assets,

                  -  Indebtedness,

                  -  Use of proceeds,

                  -  Margin stock,

                  -  Investment Company Act

                  -  Unregistered securities,

                  -  Public Utility Holding Company Act,

                  -  Accuracy of information,

                  -  Tax returns, audits,

                  -  Environmental and safety regulations,

                  -  Forecasts, Solvency,

                  -  No default, and

                  -  Subsidiary guarantors.

AFFIRMATIVE
COVENANTS:        Substantially the same as in the QDI Credit Agreement,
                  including, but not limited to the following:

                  - Financial statements and information of Borrower and Guarantors,

                  -  Maintenance of existence, good standing, etc.,

                  -  Payment of taxes, etc.,

                  -  Compliance with laws,

                  -  Books and records,

                  -  Insurance,

                  -  Conduct of business,

                  -  Nature of business,

                  -  ERISA,

                  -  Changes to GAAP, certification, notification,

                  -  Use of proceeds,

                  -  Subsidiary guaranty,

                  -  Security documents, and

                  -  Survival of representations and warranties.

FINANCIAL
COVENANTS:        The financial covenants will be calculated in substantially the same form as in the QDI Credit Agreement. The calculations will be based on GAAP as of the Closing Date, excluding the effects of the consolidation as it relates to affiliated real estate partnerships, whether now existing or hereafter entered into upon terms substantially similar to those contained in the existing partnerships, in which the Borrower has no ownership interest and has no obligation to repay or guarantee any obligation of such entity.

                  Revised Definition - "Pro Forma Consolidated Cash Flow" shall mean, for any period for which the amount thereof is to be determined, Consolidated Cash Flow of the Borrower and its Subsidiaries during such period; provided that (i) in respect of any Acquisition consummated during such period the Consolidated Cash Flow thereof shall be calculated on a pro forma basis as if such Acquisition had occurred on the first day of such period, and (ii) in respect of any Property developed during such period, the Consolidated Cash Flow of such Property shall be an amount equal to the average Consolidated Cash Flow, for the preceding twelve (12) month period, of all other Properties of the Borrower of the same brand, similar type and store configuration which have been open for business for one year or more.

                  - Fixed Charge Coverage Ratio. The ratio of (i) the sum of Consolidated Cash Flow and rent expense to (ii) the sum of cash interest expense, rent expense, capital lease obligations paid, and scheduled principal payments shall not be less than 1.20x for any 12-month period. The incurrence of new operating lease obligations shall be conditioned upon pro forma compliance with the fixed charge coverage ratio.

                  - Senior Leverage Ratio. The ratio of (i) Funded Senior Debt to (ii) Pro Forma Consolidated Cash Flow shall not exceed the amounts specified below for the applicable period:

                                    PERIOD                 MAXIMUM SENIOR
                                                           LEVERAGE RATIO
                             Closing through 2Q05                   4.50x
                               3Q05 through 4Q05                    4.00x
                               1Q06 through 2Q06                    3.75x
                               3Q06 through 4Q06                    3.50x
                               1Q07 through 4Q07                    3.00x
                               1Q08 through 4Q08                    2.50x
                                  Thereafter                        2.00x


                  - Capital Expenditures. Capital Expenditures shall be limited to the following annual amounts:

                               FISCAL YEAR             AMOUNT ($)
                                   2005                7,500,000
                                   2006                4,500,000
                                Thereafter             3,500,000

                  To the extent that the Senior Leverage Ratio is less than 3.50x for two consecutive quarters and the Senior Leverage covenant is less than 4.00x, the annual limit for Capital Expenditures per fiscal year shall increase to $7,500,000.

NEGATIVE
COVENANTS:        The negative covenants will be in substantially the same form as in the QDI Credit Agreement, and shall include the following:


                  -  Indebtedness. None except:

                     -  Permitted existing indebtedness,

                     -  Indebtedness related to the Facilities,

                     -  Permitted rate hedging indebtedness, and

                     - Other unsecured indebtedness less than $1MM in the aggregate.

                  -  Liens. None except:

                     -  Existing liens,

                     -  Liens related to the Facilities, and

                     -  Intercompany liens

                  - Sales of Assets. None, subject to certain permitted dispositions.

                  - Mergers and Consolidations. None, subject to certain exceptions.

                  - Preferred Stock of Subsidiaries. None, subject to certain exceptions.

                  - Disposition of Securities of a Subsidiary. None, subject to certain exceptions.

                  - Investments. None, subject to certain exceptions including qualifying money market instruments, investments in wholly-owned subsidiaries, and existing investments.

                  - Transactions with Affiliates. None, subject to certain exceptions. Lease agreements with Affiliates will not be amended without the approval of Majority Lenders.

                  - Owners' Compensation -- Limitations on owners' compensation TBD.

                  - Acquisitions. None, except for those related to the operation and development of Burger King restaurants and/or Chili's Grill and Bar restaurants.

                  - SPE. Limitation on SPE activities to the existing mortgage transaction.

                  - Rate Hedging Obligation. None, except those entered into on commercially reasonably terms in the ordinary course of business and not for speculative purposes.

                  - Franchise Agreements. No terminations, amendments, modifications, etc. which results in a material adverse occurrence.

EVENTS OF
DEFAULT: Usual and customary for transactions of this nature, including, but not limited to the following:

                  - Default in the payment of principal of the Facilities notes.

                  - Default in the payment of interest or fees related to the Facilities, subject to a five day cure period.

                  - Default with respect to any covenant regarding maintenance of existence and good standing, maintenance of insurance, financial covenants, or any negative covenant.

                  - Default, other than as described above, with respect to any other provision of the Facilities, subject to a 30-day cure period.

                  -  Cross default to any indebtedness in excess of $500,000.

                  - Customary provisions regarding bankruptcy, liquidation, and etc.

                  -  Unstayed judgments in excess of $500,000.

                  - Any representation or warranty shall have been untrue in any material respect.

                  - Default with respect to any guaranty by any subsidiary with respect to the Facilities.

                  -  The occurrence of a change of control.

                  - Any security document related to the Facilities shall cease to be in full force and effect.

ASSIGNMENTS AND
PARTICIPATIONS:   Usual and customary.

YIELD PROTECTION: Usual and customary.

INDEMNITIES:      Usual and customary.

AMENDMENTS AND
WAIVERS: 51% vote required, subject to customary exceptions requiring 100% approval.

GOVERNING LAW:    State of Indiana.

                                    EXHIBIT I
                              SUMMARY OF COLLATERAL


REAL ESTATE COLLATERAL SUMMARY

                          BANK COLLATERAL
                        -----------------------------------------
                          Fee         Ground
AS OF: 4-28-04          Property      Lease      Lease     Total
                        -----------------------------------------
BURGER KING               5             4          52       61
CHILI'S                   2             9           8       19
ITALIAN DINING            5             4           0        9
GRADY'S                   1             0           0        1
                        -----------------------------------------
TOTAL                    13            17          60       90

LASALLE BANK N.A.                                            [LASALLE BANK LOGO]
135 South LaSalle Street, Suite 223
Chicago, IL 60603

June 14, 2004

J.P. Morgan Securities Inc.
707 Travis, 7-CBBN-96
Houston, TX 77002

Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the Confidential Information Memorandum dated June 2004. Subject only to satisfactory documentation, we are pleased to commit $4,000,000 to the $20,000,000 Revolving Credit Facility and $6,000,000 to the $30,000,000 Term Loan. We understand that allocations will be made at the discretion of Newco and J.P. Morgan Securities Inc.

Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/s/ David M. Knapp
Authorized Officer: David M. Knapp

Title: Senior Vice President
Lender: LaSalle Bank NA
Telephone Number: 312-904-6284

June 11, 2004

J.P. Morgan Securities Inc.
707 Travis, 7-CBBN-96
Houston, TX 77002

Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the Confidential Information Memorandum dated June 2004. Subject only to satisfactory documentation, we are pleased to commit $3,400,000 to the $20,000,000 Revolving Credit Facility and $5,100,000 to the $30,000,000 Term Loan. We understand that allocations will be made at the discretion of Newco and J.P. Morgan Securities Inc.

Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/s/ Timothy E. Miller

Timothy E Miller
Vice President, National City Bank
Telephone Number: (574) 252-0056

June 14, 2004

J.P. Morgan Securities Inc.
707 Travis, 7-CBBN-96
Houston, TX 77002

Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the Confidential Information Memorandum dated June 2004. Subject only to satisfactory documentation, we are pleased to commit $3,334,000 to the $20,000,000 Revolving Credit Facility and 5,001,000 to the $30,000,000 Term Loan. We understand that allocations will be made at the discretion of Newco and J.P. Morgan Securities Inc.

Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/s/ Laurie A. Kieta

Laurie A. Kieta

Vice President
The Northern Trust Company
312-557-3660

                                 Bank of America
                            Restaurant Finance Group
                                  GA1-006-13-20
                             600 Peachtree Street NE
                           Atlanta, Georgia 30308-2214

June 15, 2004

J.P. Morgan Securities Inc.
707 Travis, 7-CBBN-96
Houston, TX 77002

Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Newco included in the Confidential Information Memorandum dated June 2004. Subject only to the following:

              -   Satisfactory documentation, and
              -   Syndication Agent title,

we are pleased to commit up to $5,000,000 to the $20,000,000 Revolving Credit Facility and up to $7,500,000 to the $30,000,000 Term Loan, and in no event shall Bank of America's allocation be less than the Agent.

Furthermore, we represent that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangement from any other non-affiliated institution. Lastly, we acknowledge and agree that no secondary selling or offers to purchase will occur until such time as the Agent declares the preliminary syndication to be complete.

Very truly yours,

/s/ Bobby R. Oliver, Jr.

Bobby R. Oliver, Jr.

Vice President
Bank of America
404-607-4673

                                                                       EXHIBIT B

                              STOCK OWNERSHIP TABLE

     SHAREHOLDER        SHARES OF COMMON STOCK   EXERCISABLE OPTION SHARES
     -----------        ----------------------   -------------------------
Daniel B. Fitzpatrick         3,929,073                   23,200
Gerald O. Fitzpatrick           233,746                   48,162
James K. Fitzpatrick            347,445                   48,904
Ezra H. Friedlander             497,131                   20,000
John C. Firth                   174,356                   75,736